UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2012

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2012

NAM TAI ELECTRONICS, INC.

By:	/s/ M.K. Koo
	Name:	M. K. Koo
	Title:	Executive Chairman and Chief Financial Officer

NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.: 212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI ELECTRONICS, INC.

To Report Third Quarter 2012 Results and Analyst Conference Call on November 5, 2012

SHENZHEN, China – September 17, 2012 – Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE:NTE) today announced the expected date of release of the third quarter results and analysts conference call.

Third Quarter Results and Analyst Conference Call

Nam Tai will release its unaudited third quarter financial results for the period ended September 30, 2012 on Monday, November 5, 2012 at 6:30 a.m. (EST).

Nam Tai’s management team will host an investor conference call at 8:30 a.m. (EST) that morning. Shareholders, media, and interested investors are invited to listen to the live webcast at www.namtai.com by clicking on the conference call link (under events) or over the phone by dialing 877.407.3140 just prior to its start time. International participants may dial 201.689.8473.

Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact us at 212.245.4577 or via email to kevin@cameronassoc.com not later than 5:00 p.m. (EST) on Friday, November 2, 2012. Users will be asked to register with the conference call operator.

Dividend Reminder

Nam Tai has announced payment of its fourth quarter dividends in 2012 as per the following table. The record date for the fourth quarter dividend of $0.07 per share is September 30, 2012 and the payment date is on or before October 20, 2012.

Nam Tai hereby clarifies that its shareholders of record on September 30, 2012, a Sunday, will be identical to its shareholders of record at the close of business on September 28, 2012, being the immediately preceding Friday.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2012	December 31, 2011	January 20, 2012	$0.07	PAID
Q2 2012	March 31, 2012	April 20, 2012	$0.07	PAID
Q3 2012	June 30, 2012	July 20, 2012	$0.07	PAID
Q4 2012	September 30, 2012	October 20, 2012	$0.07

Total for Full Year 2012			$0.28

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release and the subsequent investor conference call, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, a deterioration of the markets for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to confirm prior orders or pay for the Company’s products; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; the negative effects of increased competition pressure on the Company’s revenues and margins; delay in the Company’s ability to take possession of land for development of additional production facilities, continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations our ability to win additional government business. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and the subsequent investors conference call; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI ELECTRONICS, INC.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

Nam Tai Electronics, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China.